August 13, 2014

Stephanie Ciboroski

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	The Bank of New York Mellon Corporation

Form 8-K filed July 18, 2014

File No. 001-35651

Dear Ms. Ciboroski:

Thank you for your letter dated August 11, 2014, addressed to The Bank of New York Mellon Corporation. As previously discussed, we respectfully request an extension of ten business days to respond to your comment. If granted, this requested extension would result in our submission of a response on or before September 8, 2014.

Please contact me at (212) 635-6601 if you would like to discuss this request, or if there is anything else we can provide. We appreciate your consideration.

Sincerely,

/s/ Kathleen McCabe

Kathleen McCabe